Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2020	2019
ASSETS
Cash		8.6	56.9
Accounts receivable		189.5	295.9
Prepaids and deposits		24.1	6.9
Derivative asset	18	129.2	76.8
Assets held for sale	5	—	195.0
Total current assets		351.4	631.5
Derivative asset	18	260.5	251.1
Other long-term assets		17.4	22.4
Exploration and evaluation	4, 5	137.2	245.5
Property, plant and equipment	5, 6	4,348.2	7,841.6
Right-of-use asset	9	104.4	123.5
Goodwill	5, 7	223.5	230.9
Deferred income tax		1,421.6	745.3
Total assets		6,864.2	10,091.8
LIABILITIES
Accounts payable and accrued liabilities		277.8	479.4
Current portion of long-term debt	8	229.2	201.0
Other current liabilities		50.4	87.0
Liabilities associated with assets held for sale	5	—	7.9
Total current liabilities		557.4	775.3
Long-term debt	8	2,184.5	2,704.1
Other long-term liabilities		9.1	10.8
Lease liability	9	131.2	149.9
Decommissioning liability	5, 10	1,070.1	1,109.0
Total liabilities		3,952.3	4,749.1
SHAREHOLDERS’ EQUITY
Shareholders’ capital	11	16,449.4	16,449.0
Contributed surplus		19.8	35.1
Deficit	12	(14,113.5)	(11,636.9)
Accumulated other comprehensive income		556.2	495.5
Total shareholders' equity		2,911.9	5,342.7
Total liabilities and shareholders' equity		6,864.2	10,091.8
Commitments (Note 19)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019 (Revised)	2020	2019 (Revised)
REVENUE AND OTHER INCOME
Oil and gas sales	21	437.0	769.1	1,244.4	2,606.7
Purchased product sales		0.1	8.9	12.7	24.4
Royalties		(55.8)	(118.7)	(159.3)	(378.7)
Oil and gas revenue		381.3	659.3	1,097.8	2,252.4
Commodity derivative gains (losses)	14, 18	(5.6)	87.5	251.0	18.5
Other income (loss)	5	—	(188.5)	306.9	(169.4)
		375.7	558.3	1,655.7	2,101.5
EXPENSES
Operating		136.6	177.3	425.7	577.4
Purchased product		0.4	9.3	11.8	24.5
Transportation		24.3	29.9	77.7	95.4
General and administrative		16.8	32.2	64.7	71.8
Interest	15	30.3	36.2	76.2	131.9
Foreign exchange (gain) loss	16	4.5	(17.0)	(7.0)	(52.7)
Share-based compensation		7.1	9.2	(2.2)	19.4
Depletion, depreciation, amortization and impairment	4, 6, 9	149.9	554.8	4,126.8	1,220.3
Accretion and financing	9, 10	4.3	7.9	16.0	25.9
		374.2	839.8	4,789.7	2,113.9
Net income (loss) before tax		1.5	(281.5)	(3,134.0)	(12.4)

Tax expense (recovery)
Current		0.2	—	0.2	0.2
Deferred		0.8	20.2	(665.5)	88.6
Net income (loss)		0.5	(301.7)	(2,468.7)	(101.2)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(19.4)	25.8	60.7	(67.7)
Comprehensive income (loss)		(18.9)	(275.9)	(2,408.0)	(168.9)

Net income (loss) per share
Basic		—	(0.55)	(4.67)	(0.18)
Diluted		—	(0.55)	(4.67)	(0.18)

Weighted average shares outstanding
Basic		529,729,877	547,520,668	529,105,944	548,454,848
Diluted		532,946,298	548,030,677	529,105,944	548,567,813
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2019		16,449.0	35.1	(11,636.9)	495.5	5,342.7
Redemption of restricted shares	11	13.1	(13.2)	0.1		—
Common shares repurchased	11	(12.7)				(12.7)
Share-based compensation	17		(2.1)			(2.1)
Net income (loss)				(2,468.7)		(2,468.7)
Dividends ($0.0150 per share)				(8.0)		(8.0)
Foreign currency translation adjustment					60.7	60.7
September 30, 2020		16,449.4	19.8	(14,113.5)	556.2	2,911.9

December 31, 2018		16,546.9	41.4	(10,567.2)	591.7	6,612.8
Adoption of accounting policy				(14.4)		(14.4)
Redemption of restricted shares		22.0	(22.7)			(0.7)
Common shares repurchased		(39.4)				(39.4)
Share-based compensation			15.3			15.3
Net income (loss)				(101.2)		(101.2)
Dividends ($0.0300 per share)				(16.6)		(16.6)
Foreign currency translation adjustment					(67.7)	(67.7)
September 30, 2019		16,529.5	34.0	(10,699.4)	524.0	6,388.1
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2020	2019	2020	2019
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		0.5	(301.7)	(2,468.7)	(101.2)
Items not affecting cash
Other (income) loss		1.2	189.4	(302.8)	196.9
Deferred tax expense (recovery)		0.8	20.2	(665.5)	88.6
Share-based compensation		2.0	3.3	(2.7)	11.5
Depletion, depreciation, amortization and impairment	4, 6, 9	149.9	554.8	4,126.8	1,220.3
Accretion	10	2.6	7.9	10.6	25.9
Unrealized (gains) losses on derivatives	18	116.3	(128.3)	(73.0)	115.7
Translation of US dollar long-term debt	16	(49.4)	38.6	75.8	(114.7)
Other		—	—	—	0.3
Realized (gain) loss on cross currency swap maturity	16	11.7	1.9	(51.7)	(40.5)
Decommissioning expenditures	10	(1.3)	(5.7)	(10.6)	(15.5)
Change in non-cash working capital	20	(14.8)	21.8	(22.8)	(40.9)
		219.5	402.2	615.4	1,346.4
INVESTING ACTIVITIES
Development capital and other expenditures	4, 6	(102.8)	(374.3)	(517.2)	(948.7)
Capital acquisitions	5	—	(0.1)	(1.4)	(2.4)
Capital dispositions	5	0.9	199.3	509.3	262.7
Other long-term assets		—	—	—	18.8
Deposit on assets held for sale		—	39.9	—	39.9
Change in non-cash working capital	20	15.9	43.5	(90.7)	28.9
		(86.0)	(91.7)	(100.0)	(600.8)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		—	(0.1)	(0.1)	(0.7)
Common shares repurchased	11	—	(14.3)	(12.7)	(39.4)
Decrease in bank debt, net	20	(134.0)	(166.9)	(341.8)	(486.5)
Repayment of senior guaranteed notes	8, 20	—	—	(224.4)	(98.2)
Realized gain (loss) on cross currency swap maturity	16, 20	(11.7)	(1.9)	51.7	40.5
Payments on principal portion of lease liability	9, 20	(5.2)	(8.7)	(24.8)	(25.8)
Cash dividends	20	(1.3)	(5.5)	(8.0)	(16.6)
Change in non-cash working capital	20	—	—	(4.0)	(11.0)
		(152.2)	(197.4)	(564.1)	(637.7)
Impact of foreign currency on cash balances		(0.3)	0.1	0.4	(0.3)
INCREASE (DECREASE) IN CASH		(19.0)	113.2	(48.3)	107.6
CASH AT BEGINNING OF PERIOD		27.6	9.7	56.9	15.3
CASH AT END OF PERIOD		8.6	122.9	8.6	122.9
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	—	(0.1)	(0.2)	(0.4)
Cash interest paid	(4.3)	(21.8)	(58.1)	(109.8)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 (UNAUDITED)
1.STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on October 28, 2020.
2.BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2019 except as described in Note 3 - "Changes in Accounting Policies". Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 28, 2020, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars.
a) Use of estimates and judgments
Impact of COVID-19
The COVID-19 pandemic, and actions taken in response, have resulted in a significant contraction in the global economy. This has caused an unprecedented disruption in the oil and gas industry and negatively impacted the demand for and pricing of energy products, including crude oil, NGLs and natural gas produced by the Company.
As there are many variables and uncertainties regarding the COVID-19 pandemic, as well as its impact on the economic environment, including the duration and magnitude of the disruption in the oil and gas industry, it is not possible to precisely estimate the potential impact of the COVID-19 pandemic on the Company's financial condition and operations. There may also be effects that are not currently known as the full impact of the COVID-19 pandemic is still uncertain. This presents various risks and uncertainty, including to management's judgments, estimates and assumptions that affect the application of accounting policies. Further information on the Company's use of estimates and judgments can be found in the notes to the annual consolidated financial statements for the year ended December 31, 2019.
The following outlines changes to and additional use of estimates and assumptions for the period ended September 30, 2020:
Decommissioning Liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The Company previously recorded the liability using estimated inflation and the relevant risk-free rate to discount cash flows. At September 30, 2020, the Company used a derived inflation from the real-return rate and discounted using the relevant risk-free rate. This change in accounting estimate is applied on a prospective basis.
Saskatchewan gas infrastructure asset disposition
Significant judgments were involved in assessing the economic benefit under the purchase and sale agreement in determining the right to control the assets for the conditions of a sale. Judgments were also involved in forecasting future cash flows to determine the Company's expected utilization of the asset under lease accounting. If one or a combination of the underlying assumptions were materially different than the assumptions used in the Company’s analysis, this could potentially impact the underlying accounting treatment for the transaction.

CRESCENT POINT ENERGY CORP.	5

3. CHANGES IN ACCOUNTING POLICIES
In the current accounting period, the Company adopted the amendment to IFRS 3 Business Combinations and applied IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.
Business Combinations
IFRS 3 Business Combinations was amended in October 2018 to revise the definition of the term 'business'. The amendments narrowed the definitions of a business and outputs and includes an optional concentration test. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.
Government Grants
The Company may receive government grants which provide immediate financial assistance as compensation for costs or expenditures to be incurred. Government grants are accounted for when there is reasonable assurance that conditions attached to the grants are met and that the grants will be received. The Company recognizes government grants in net income on a systematic basis and in line with recognition of the expense that the grants are intended to compensate.
4.EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2020	December 31, 2019
Exploration and evaluation assets at cost	1,800.0	1,848.1
Accumulated amortization	(1,662.8)	(1,602.6)
Net carrying amount	137.2	245.5

Reconciliation of movements during the period
Cost, beginning of period	1,848.1	2,325.0
Accumulated amortization, beginning of period	(1,602.6)	(1,852.4)
Net carrying amount, beginning of period	245.5	472.6

Net carrying amount, beginning of period	245.5	472.6
Acquisitions through business combinations, net	1.3	7.3
Additions	116.8	384.9
Dispositions	(0.2)	(101.9)
Transfers to property, plant and equipment	(171.4)	(380.6)
Amortization	(58.0)	(129.1)
Foreign exchange	3.2	(7.7)
Net carrying amount, end of period	137.2	245.5
Impairment test of exploration and evaluation ("E&E") assets
There were no indicators of impairment at September 30, 2020.
5.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the nine months ended September 30, 2020, the Company incurred $5.4 million (nine months ended September 30, 2019 - $4.2 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major Property Dispositions
Saskatchewan gas infrastructure asset disposition
In the nine months ended September 30, 2020, the Company disposed of certain Saskatchewan gas infrastructure assets for consideration of $500.2 million. These assets were classified as held for sale at December 31, 2019, and had a net carrying value of $198.3 million, resulting in a gain of $301.9 million.

CRESCENT POINT ENERGY CORP.	6

b) Minor property acquisitions and dispositions
In the nine months ended September 30, 2020, the Company completed minor property acquisitions and dispositions for net consideration of $7.7 million. These assets had a net carrying value of $1.7 million, resulting in a gain of $6.0 million.

($ millions)	Saskatchewan gas infrastructure	Other minor, net
Dispositions

Consideration
Cash	500.2	7.7
	500.2	7.7
Carrying Value
Exploration and evaluation	—	1.1
Property, plant and equipment	(199.4)	(25.7)
Goodwill	(6.4)	(1.0)
Decommissioning liability	7.5	23.9
	(198.3)	(1.7)

Gain on capital dispositions	301.9	6.0

CRESCENT POINT ENERGY CORP.	7

6.PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2020	December 31, 2019
Development and production assets	23,505.6	23,038.6
Corporate assets	120.3	117.2
Property, plant and equipment at cost	23,625.9	23,155.8
Accumulated depletion, depreciation and impairment	(19,277.7)	(15,314.2)
Net carrying amount	4,348.2	7,841.6

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	23,038.6	26,635.3
Accumulated depletion and impairment, beginning of period	(15,251.0)	(16,262.2)
Net carrying amount, beginning of period	7,787.6	10,373.1

Net carrying amount, beginning of period	7,787.6	10,373.1
Acquisitions through business combinations, net	0.2	8.7
Additions	363.2	1,075.7
Dispositions, net	(30.3)	(1,230.9)
Transfers from exploration and evaluation assets	171.4	380.6
Reclassified as assets held for sale	—	(195.0)
Depletion	(487.3)	(1,087.4)
Impairment	(3,557.8)	(1,466.4)
Foreign exchange	47.6	(70.8)
Net carrying amount, end of period	4,294.6	7,787.6

Cost, end of period	23,505.6	23,038.6
Accumulated depletion and impairment, end of period	(19,211.0)	(15,251.0)
Net carrying amount, end of period	4,294.6	7,787.6

Corporate assets
Cost, beginning of period	117.2	114.6
Accumulated depreciation, beginning of period	(63.2)	(57.5)
Net carrying amount, beginning of period	54.0	57.1

Net carrying amount, beginning of period	54.0	57.1
Additions	2.8	2.9
Depreciation	(3.5)	(5.9)
Foreign exchange	0.3	(0.1)
Net carrying amount, end of period	53.6	54.0

Cost, end of period	120.3	117.2
Accumulated depreciation, end of period	(66.7)	(63.2)
Net carrying amount, end of period	53.6	54.0
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2020 were $26.8 million (year ended December 31, 2019 - $40.0 million), including $2.3 million of share-based compensation costs (year ended December 31, 2019 - $4.3 million).

CRESCENT POINT ENERGY CORP.	8

Impairment test of property, plant and equipment
At September 30, 2020, there were no indicators of impairment or impairment recovery.
At March 31, 2020, the significant decrease in forecast benchmark commodity prices and the value of the Company's market capitalization as compared to shareholders' equity were indicators of impairment. As a result, impairment and recovery testing were required and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at March 31, 2020:

	2020 (1)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 (3)
WTI ($US/bbl) (2)	29.17	40.45	49.17	53.28	55.66	56.87	58.01	59.17	60.35	61.56	62.79
Exchange Rate ($US/$Cdn)	0.707	0.728	0.745	0.747	0.748	0.750	0.750	0.750	0.750	0.750	0.750
WTI ($Cdn/bbl)	41.26	55.56	66.00	71.33	74.41	75.83	77.35	78.89	80.47	82.08	83.72
AECO ($Cdn/mmbtu) (2)	1.74	2.20	2.38	2.45	2.53	2.60	2.66	2.72	2.79	2.85	2.92
(1)Effective April 1, 2020.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2030 to the end of the reserve life. Exchange rates are assumed to be constant at 0.750.
At March 31, 2020, the Company determined that the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan, Northern U.S., and Southern Alberta CGUs exceeded their recoverable amount. The full amount of the impairments were attributed to PP&E and, as a result, impairment losses of $3.56 billion were recorded as a component of DD&A and impairment expense. The impairment loss was due to the significant decrease in forecast benchmark commodity prices used in impairment testing at March 31, 2020 compared to December 31, 2019.
In future periods, the impairment can be reversed up to the original carrying value less any associated DD&A if the estimated recoverable amounts of the CGUs exceed their carrying amount. At September 30, 2020, the after tax impairment losses that can be reversed for the Canada and U.S. operating segments were $5.68 billion and $438.6 million, respectively.
The following table summarizes the impairment expense for the nine months ended September 30, 2020 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment	Impairment, net of tax
Southeast Saskatchewan	Canada	2,500.0	15.00%	1,726.1	1,286.7
Southwest Saskatchewan	Canada	940.9	15.00%	866.7	646.1
Northern U.S.	U.S.	465.8	15.00%	549.7	410.0
Southern Alberta	Canada	489.2	15.00%	415.3	309.6
Total impairment		4,395.9		3,557.8	2,652.4
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at March 31, 2020, with all other variables held constant:

CGU	Discount Rate		Commodity Prices
($ millions)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(139.3)	153.9	255.8	(251.4)
Southwest Saskatchewan	(55.5)	61.3	109.8	(108.9)
Northern U.S.	(35.8)	39.8	77.7	(79.4)
Southern Alberta	(31.6)	35.0	60.8	(64.0)
Increase (decrease)	(262.2)	290.0	504.1	(503.7)
The movement in the deferred tax asset was a result of the impairment expense recognized during the nine months ended September 30, 2020. Deferred tax assets are recognized to the extent of expected utilization of tax attributes, based on estimated undiscounted future cashflows included in the Company's independent reserve report.

CRESCENT POINT ENERGY CORP.	9

7.GOODWILL

($ millions)	September 30, 2020	December 31, 2019
Goodwill, beginning of period	230.9	244.0
Saskatchewan gas infrastructure asset disposition	(6.4)	—
Southeast Saskatchewan asset dispositions	—	(13.1)
Other dispositions	(1.0)	—
Goodwill, end of period	223.5	230.9
Goodwill has been assigned to the Canadian operating segment.
8.LONG-TERM DEBT

($ millions)	September 30, 2020	December 31, 2019
Bank debt (1)	470.8	806.3
Senior guaranteed notes (2)	1,942.9	2,098.8
Long-term debt	2,413.7	2,905.1
Long-term debt due within one year	229.2	201.0
Long-term debt due beyond one year	2,184.5	2,704.1
(1)The Company has London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities. The US dollar amounts of the LIBOR loans were fixed for purposes of interest and principal repayments. At September 30, 2020, the total notional amount due upon bank debt maturity was $467.8 million (December 31, 2019 - $824.2 million).
(2)The Company entered into cross currency swaps ("CCS") and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At September 30, 2020, the total notional principal due on the maturity of the senior guaranteed notes was $1.66 billion (December 31, 2019 - $1.82 billion) of which $185.3 million (December 31, 2019 - $158.3 million) was due within one year.
Bank debt
The Company has combined facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for payments on lease liability and certain non-cash items including unrealized derivatives, translation of US dollar long-term debt, equity-settled share-based compensation expense and accretion and financing expense ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at September 30, 2020.
The Company had letters of credit in the amount of $7.6 million outstanding at September 30, 2020 (December 31, 2019 - $6.5 million).

CRESCENT POINT ENERGY CORP.	10

Senior guaranteed notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.26 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The Company's senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Hedged Equivalent (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					September 30, 2020	December 31, 2019
US$155.0	6.03%	—	September 24 and March 24	March 24, 2020	—	201.0
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	109.3	106.3
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	69.9	68.1
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	266.5	259.3
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	81.9	79.7
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	359.7	350.1
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	343.1	333.8
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	109.3	106.3
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	306.5	298.2
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	26.7	26.0
Senior guaranteed notes		1,659.2			1,942.9	2,098.8
Senior guaranteed notes due within one year					229.2	201.0
Senior guaranteed notes due beyond one year					1,713.7	1,897.8
(1)Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.
Concurrent with the issuance of US$1.23 billion senior guaranteed notes, the Company entered into CCS to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.36 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 18 - “Financial Instruments and Derivatives” for additional information.

CRESCENT POINT ENERGY CORP.	11

9.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Other	Total
Right-of-use asset at cost	120.4	17.1	11.6	149.1
Accumulated depreciation	(29.5)	(10.8)	(4.4)	(44.7)
Net carrying amount	90.9	6.3	7.2	104.4

Reconciliation of movements during the period
Cost, beginning of period	120.1	17.0	10.9	148.0
Accumulated depreciation, beginning of period	(14.8)	(7.0)	(2.7)	(24.5)
Net carrying amount, beginning of period	105.3	10.0	8.2	123.5

Net carrying amount, beginning of period	105.3	10.0	8.2	123.5
Additions	0.2	—	0.7	0.9
Depreciation	(14.7)	(3.8)	(1.7)	(20.2)
Foreign exchange	0.1	0.1	—	0.2
Net carrying amount, end of period	90.9	6.3	7.2	104.4
(1)A portion of the Company's office space is subleased. During the nine months ended September 30, 2020, the Company recorded sublease income of $4.2 million as a component of other income.
Lease liability

($ millions)	September 30, 2020	December 31, 2019
Lease liability, beginning of period	181.2	223.8
Additions	0.9	5.5
Dispositions	—	(3.0)
Financing	5.4	8.9
Payments on lease liability	(30.2)	(34.1)
Lease modification	—	(19.7)
Foreign exchange	0.2	(0.2)
Lease liability, end of period	157.5	181.2
Expected to be incurred within one year	26.3	31.3
Expected to be incurred beyond one year	131.2	149.9
Some leases contain variable payments that are not included within the lease liability as they are based on amounts determined by the lessor annually and not dependent on an index or rate. For the nine months ended September 30, 2020, variable lease payments of $1.6 million were included in general and administrative expenses relating to property tax payments on office leases.
During the nine months ended September 30, 2020, the Company recorded $0.5 million in general and administrative expenses related to short-term leases and leases for low dollar value underlying assets.
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	September 30, 2020
1 year	26.9
2 to 3 years	44.9
4 to 5 years	36.2
More than 5 years	80.4
Total (1)	188.4
(1)Includes both the principal and amounts representing interest.

CRESCENT POINT ENERGY CORP.	12

10.DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk-free rate of 1.11 percent and a derived inflation rate of 1.29 percent (December 31, 2019 - risk-free rate of 1.75 percent and inflation rate of 2 percent). Refer to Note 2 - "Basis of Preparation" for additional information.

($ millions)	September 30, 2020	December 31, 2019
Decommissioning liability, beginning of period	1,144.0	1,230.7
Liabilities incurred	11.3	30.7
Liabilities acquired through capital acquisitions	0.1	0.7
Liabilities disposed through capital dispositions	(23.6)	(223.6)
Liabilities settled	(10.6)	(28.7)
Revaluation of acquired decommissioning liabilities	0.2	0.9
Change in estimated future costs	(34.3)	6.2
Change in discount and inflation rate estimates	(12.1)	115.3
Accretion expense	10.6	23.5
Reclassified as liabilities associated with assets held for sale	—	(7.9)
Foreign exchange	0.2	(3.8)
Decommissioning liability, end of period	1,085.8	1,144.0
Expected to be incurred within one year	15.7	35.0
Expected to be incurred beyond one year	1,070.1	1,109.0

11. SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2020		December 31, 2019
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	529,399,923	16,705.1	550,151,561	16,803.0
Issued on redemption of restricted shares	2,500,274	13.1	3,321,362	24.7
Common shares repurchased	(2,165,600)	(12.7)	(24,073,000)	(122.6)
Common shares, end of period	529,734,597	16,705.5	529,399,923	16,705.1
Cumulative share issue costs, net of tax	—	(256.1)	—	(256.1)
Total shareholders’ capital, end of period	529,734,597	16,449.4	529,399,923	16,449.0
Normal Course Issuer Bid ("NCIB")
In January 2020, the Company purchased and cancelled 2.2 million common shares for total consideration of $12.7 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
On March 5, 2020, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 36,884,438 common shares, or seven percent of the Company's public float, as at February 28, 2020. The NCIB commenced on March 9, 2020 and is due to expire on March 8, 2021. In response to the current price environment, the Company is deferring share repurchases under its NCIB with flexibility for it to be resumed as market conditions permit.

CRESCENT POINT ENERGY CORP.	13

12.DEFICIT

($ millions)	September 30, 2020	December 31, 2019
Accumulated earnings (deficit)	(6,496.9)	(4,028.3)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	12.1
Accumulated dividends	(7,637.1)	(7,629.1)
Deficit	(14,113.5)	(11,636.9)
(1)Premium Dividend TM and Dividend Reinvestment Plan.
(2)Share Dividend Plan.
13.CAPITAL MANAGEMENT

($ millions)	September 30, 2020	December 31, 2019
Long-term debt (1)	2,413.7	2,905.1
Adjusted working capital deficiency (2)	65.5	126.1
Unrealized foreign exchange on translation of US dollar long-term debt	(290.0)	(265.9)
Net debt	2,189.2	2,765.3
Shareholders’ equity	2,911.9	5,342.7
Total capitalization	5,101.1	8,108.0
(1)Includes current portion of long-term debt.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and long-term investments.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the nine months ended September 30, 2020 and September 30, 2019:

($ millions)	September 30, 2020	September 30, 2019
Cash flow from operating activities	615.4	1,346.4
Changes in non-cash working capital	22.8	40.9
Transaction costs	5.4	4.2
Decommissioning expenditures	10.6	15.5
Adjusted funds flow from operations	654.2	1,407.0
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2020 was 2.0 times (December 31, 2019 - 1.5 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at September 30, 2020. See Note 8 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.
Crescent Point retains financial flexibility with significant liquidity on its credit facilities and no material near-term debt maturities. The Company is continuously monitoring the commodity price environment and will make further adjustments as needed to protect its balance sheet. The Company actively manages its counterparty exposure and has procedures to mitigate credit losses given the heightened risk exposure in the current environment.
14.COMMODITY DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019
Realized gains	58.6	19.0	204.5	20.6
Unrealized gains (losses)	(64.2)	68.5	46.5	(2.1)
Commodity derivative gains (losses)	(5.6)	87.5	251.0	18.5

CRESCENT POINT ENERGY CORP.	14

15.INTEREST EXPENSE

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019 (1) (Revised)	2020	2019 (1) (Revised)
Interest expense on long-term debt	24.9	38.3	73.2	117.5
Unrealized (gain) loss on CCS - interest and interest derivative contracts	5.4	(2.1)	3.0	14.4
Interest expense	30.3	36.2	76.2	131.9
(1)Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on interest rate contracts previously included in derivative gains (losses).
16.FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019 (1) (Revised)	2020	2019 (1) (Revised)
Realized gain (loss) on CCS - principal	(11.7)	(1.9)	51.7	40.5
Translation of US dollar long-term debt	49.4	(38.6)	(75.8)	114.7
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	(41.5)	57.7	30.6	(99.2)
Other	(0.7)	(0.2)	0.5	(3.3)
Foreign exchange gain (loss)	(4.5)	17.0	7.0	52.7
(1)Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on CCS and foreign exchange swaps previously included in derivative gains (losses).
17.SHARE-BASED COMPENSATION
Employee Share Value Plan
In April 2020, the Company approved an Employee Share Value Plan ("ESVP") for certain employees and consultants in lieu of grants that would have previously been made under the Restricted Share Bonus Plan. Awards under the ESVP vest on terms of up to three years from the grant date as determined by the Board of Directors and are settled in cash upon vesting based on the prevailing Crescent Point share price and the aggregate amount of dividends paid from the grant date.
The following table reconciles the number of restricted shares, ESVP awards, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") for the nine months ended September 30, 2020:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of period	3,636,194	—	2,920,444	319,891
Granted	4,424,218	11,533,292	1,736,055	587,474
Redeemed	(2,577,797)	—	(58,432)	—
Forfeited	(649,485)	(1,095,802)	(251,233)	—
Balance, end of period	4,833,130	10,437,490	4,346,834	907,365
(1)Based on underlying units before any effect of performance multipliers.
The following tables provide summary information regarding stock options outstanding as at September 30, 2020:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	2,833,342	7.59
Granted	3,345,412	1.10
Forfeited	(102,832)	7.16
Expired	(135,051)	8.66
Balance, end of period	5,940,871	3.92

CRESCENT POINT ENERGY CORP.	15

Number of stock options outstanding	Weighted average exercise price per share for options outstanding ($)	Vest year	Weighted average remaining term (years)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
303,458	10.04	2019	4.27	303,458	10.04
519,092	7.55	2020	4.79	509,276	7.59
1,198,126	3.95	2021	5.75	—	—
1,486,191	5.14	2022	5.46	—	—
1,095,838	2.24	2023	6.12	—	—
1,338,166	1.10	2024	6.50	—	—

The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	Nine months ended September 30
	2020	2019
Grant date share price ($)	1.10	3.97
Exercise price ($)	1.10	3.97
Expected annual dividends ($)	0.01	0.04
Expected volatility (%)	51.93%	39.99%
Risk-free interest rate (%)	0.59%	1.65%
Expected life of stock option (years)	4.9	4.9
Fair value per stock option ($)	0.45	1.33
18.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, derivative assets and liabilities, accounts payable and accrued liabilities, and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities and long-term investments are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At September 30, 2020, the senior guaranteed notes had a carrying value of $1.94 billion and a fair value of $1.76 billion (December 31, 2019 - $2.10 billion and $2.12 billion, respectively).
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Crescent Point's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	16

The following table summarizes the fair value as at September 30, 2020 and the change in fair value for the nine months ended September 30, 2020:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts (2)	Equity contracts	Foreign exchange contracts	Total
Derivative assets, beginning of period	26.1	2.8	274.0	—	6.6	309.5
Unrealized change in fair value	46.5	(5.6)	32.2	(1.1)	1.0	73.0
Derivative assets (liabilities), end of period	72.6	(2.8)	306.2	(1.1)	7.6	382.5

Derivative assets, end of period	75.6	—	306.4	—	7.7	389.7
Derivative liabilities, end of period	(3.0)	(2.8)	(0.2)	(1.1)	(0.1)	(7.2)
(1)Includes oil and gas contracts.
(2)Includes mark-to-market on principal and interest.
b)Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil, NGLs and natural gas revenues as well as power on electricity consumption. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2020		Three and nine months ended September 30, 2019
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(39.5)	38.8	(109.3)	94.9
Natural gas	(2.5)	2.5	(0.1)	0.1
Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position as at September 30, 2020, a 1 percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $0.4 million and $1.3 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $2.9 million and $8.6 million, respectively).
The following table summarizes the unrealized gains (losses) on the Company's interest derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable forward interest rates, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2020		Three and nine months ended September 30, 2019
Forward interest rates	Increase 50 basis points	Decrease 50 basis points	Increase 50 basis points	Decrease 50 basis points
Interest rate swaps	4.8	(4.8)	1.4	(1.4)
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point enters into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.

CRESCENT POINT ENERGY CORP.	17

The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Three and nine months ended September 30, 2020		Three and nine months ended September 30, 2019
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	211.3	(211.3)	319.2	(319.2)
Cross currency swaps	Forward	(227.9)	227.9	(333.2)	333.2
Foreign exchange swaps	Forward	(5.7)	5.7	(50.6)	50.6
Equity Price Risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 17 - “Share-based Compensation”. The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of the cash settled plan.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2020		Three and nine months ended September 30, 2019
Share price	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Total return swaps	1.4	(1.4)	—	—
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 98 percent of the Company's oil and gas sales are with entities considered investment grade.
At September 30, 2020, approximately 5 percent (December 31, 2019 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.81 percent (December 31, 2019 - 0.60 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At September 30, 2020, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.53 billion, including $7.6 million outstanding letters of credit and cash of $8.6 million.
Derivative contracts
The following is a summary of the derivative contracts in place as at September 30, 2020:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volume (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2020 October - December	58,000	66.36	3,500	82.54	76.86	62.00
2021	4,219	56.65	1,986	73.74	68.38	58.38
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	18

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2020 November - December	16,576	2.38
2021 January - October	23,310	2.38
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
October 2020 - March 2023	Swap	50.0	0.92
October 2020 - August 2023	Swap	50.0	0.81
October 2020 - August 2023	Swap	50.0	0.95
October 2020 - September 2023	Swap	50.0	0.95
October 2020 - August 2024	Swap	100.0	0.87

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
October 2020	Swap	330.0	1.91	436.6	1.88
October 2020 - April 2021	Swap	82.0	5.13	79.0	5.83
October 2020 - June 2021	Swap	52.5	3.29	56.3	3.59
October 2020 - May 2022	Swap	170.0	4.00	166.9	5.03
October 2020 - April 2023	Swap	61.5	4.12	80.3	3.71
October 2020 - June 2023	Swap	270.0	3.78	274.7	4.32
October 2020 - June 2024	Swap	257.5	3.75	276.4	4.03
October 2020 - April 2025	Swap	82.0	4.30	107.0	3.98
October 2020 - April 2025	Swap	230.0	4.08	291.1	4.13
October 2020 - April 2027	Swap	20.00	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
October 2020	Swap	12.7	17.0
May 2022	Swap	30.0	32.2

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
October 2020 - April 2021	Swap	5.5	3,000,000
October 2020 - April 2022	Swap	5.5	3,000,000
October 2020 - April 2023	Swap	4.7	2,956,900

CRESCENT POINT ENERGY CORP.	19

19. COMMITMENTS
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan. In connection with the sale, the Company entered into a gas handling agreement that includes a long-term volume commitment.
At September 30, 2020, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (1)	5.0	9.5	12.7	32.0	59.2
Gas Processing	39.3	80.2	82.1	380.1	581.7
Transportation	15.6	25.0	24.4	4.2	69.2
Total contractual commitments (2)	59.9	114.7	119.2	416.3	710.1
(1) Includes operating costs on the Company's office space, net of $11.4 million recoveries from subleases.
(2) Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" for additional information.
20. SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019
Operating activities
Changes in non-cash working capital:
Accounts receivable	(6.2)	(2.9)	100.4	(54.3)
Prepaids and deposits	(0.5)	(1.9)	(17.2)	(5.3)
Accounts payable and accrued liabilities	(8.5)	21.6	(103.3)	17.5
Other current liabilities	1.0	0.6	1.3	(4.2)
Other long-term liabilities	(0.6)	4.4	(4.0)	5.4
	(14.8)	21.8	(22.8)	(40.9)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(0.3)	(6.3)	7.4	32.3
Accounts payable and accrued liabilities	16.2	49.8	(98.1)	(3.4)
	15.9	43.5	(90.7)	28.9
Financing activities
Changes in non-cash working capital:
Accounts payable and accrued liabilities	—	—	(4.0)	(11.0)

CRESCENT POINT ENERGY CORP.	20

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2019	5.3	2,905.1	181.2
Changes from cash flow from financing activities:
Decrease in bank debt, net		(341.8)
Repayment of senior guaranteed notes		(224.4)
Realized gain on cross currency swap maturity		51.7
Cash dividends paid	(12.0)
Payments on principal portion of lease liability			(24.8)
Non-cash changes:
Cash dividends declared	8.0
Additions			1.0
Foreign exchange		23.1	0.1
September 30, 2020	1.3	2,413.7	157.5

December 31, 2018 (3)	16.5	4,276.7	223.8
Changes from cash flow from financing activities:
Decrease in bank debt, net		(486.5)
Repayment of senior guaranteed notes		(98.2)
Realized gain on cross currency swap maturity		40.5
Cash dividends paid	(27.6)
Payments on principal portion of lease liability			(25.8)
Non-cash changes:
Cash dividends declared	16.6
Financing			6.9
Additions			2.8
Lease modification			(3.3)
Reclassified as liabilities associated with assets held for sale			(3.3)
Foreign exchange		(154.3)	(0.2)
September 30, 2019	5.5	3,578.2	200.9
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.
(3)Lease liability is as at January 1, 2019.

CRESCENT POINT ENERGY CORP.	21

21. GEOGRAPHICAL DISCLOSURE
The following table reconciles oil and gas sales by country and product type:

	Three months ended September 30		Nine months ended September 30
($ millions) (1)	2020	2019	2020	2019
Canada
Crude oil sales	342.0	575.5	960.5	1,872.1
NGL sales	19.5	20.3	50.4	87.1
Natural gas sales	15.5	11.0	47.9	44.7
Total Canada	377.0	606.8	1,058.8	2,003.9
U.S.
Crude oil sales	54.1	149.5	167.8	552.1
NGL sales	4.1	6.5	11.2	26.5
Natural gas sales	1.8	6.3	6.6	24.2
Total U.S.	60.0	162.3	185.6	602.8
Total oil and gas sales	437.0	769.1	1,244.4	2,606.7
(1)Oil and gas sales are reported before realized derivatives.
The following table reconciles non-current assets by country:

($ millions)	September 30, 2020	December 31, 2019
Canada	5,595.9	8,121.9
U.S.	916.9	1,338.4
Total	6,512.8	9,460.3

CRESCENT POINT ENERGY CORP.	22

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	23